UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 4)*

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed Venture Partners VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Lightspeed Venture Partners VII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VII”), Lightspeed General Partner VII, L.P., a Cayman Islands exempted limited partnership (“LGP VII”), Lightspeed Ultimate General Partner VII, Ltd., a Cayman Islands exempted company (“LUGP VII”), Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VII, LGP VII, LUGP VII,    Lightspeed VIII, LGP VIII, LUGP VIII, Eggers, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed General Partner VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,021 shares (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 29,021 shares (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,021 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 29,021 shares held by Barry Eggers Revocable Trust dtd 6/4/2008.  Eggers serves as trustee of such entity, and accordingly exercises voting and dispositive power over the shares held by such entity.

(3)   This percentage is calculated based upon 55,555,420 shares of Common Stock outstanding as of October 26, 2018 as indicated in the Issuer’s Form 10-Q filed on October 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 229,710 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 229,710 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 229,710 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (2)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   This percentage is calculated based upon 55,555,420 shares of Common Stock outstanding as of October 26, 2018 as indicated in the Issuer’s Form 10-Q filed on October 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 114,197 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 114,197 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 114,197 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (2)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   This percentage is calculated based upon 55,555,420 shares of Common Stock outstanding as of October 26, 2018 as indicated in the Issuer’s Form 10-Q filed on October 31, 2018.

CUSIP No. 007786106	13 G

1	Names of Reporting Persons. Christopher J. Schaepe

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 93,843

	6	Shared Voting Power 224,802 shares (2)

	7	Sole Dispositive Power 93,843

	8	Shared Dispositive Power 224,802 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 318,645 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.6% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 224,802 shares of Common Stock held of record by The Schaepe-Chiu Living Trust Dated November 5, 1997. Schaepe serves as co-trustee of The Schaepe-Chiu Living Trust Dated November 5, 1997, and accordingly shares voting and dispositive power over the shares held by such entity.

(3)   This percentage is calculated based upon 55,555,420 shares of Common Stock outstanding as of October 26, 2018 as indicated in the Issuer’s Form 10-Q filed on October 31, 2018.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Aerohive Networks, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Aerohive Networks, Inc.
Address of Issuer’s Principal Executive Offices: 1011 McCarthy Boulevard Milpitas, California 95035

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VII, L.P. (“Lightspeed VII”)

Lightspeed General Partner VII, L.P. (“LGP VII”)

Lightspeed Ultimate General Partner VII, Ltd. (“LUGP VII”)

Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

	(b)	Address of Principal Business Office: c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
	(b)	Citizenship: Entities: Individuals:	Lightspeed VII LGP VII LUGP VII Lightspeed VIII LGP VIII LUGP VIII Eggers Mhatre Nieh Schaepe

-         Cayman Islands

-         Cayman Islands

-         Cayman Islands

-         Cayman Islands

-         Cayman Islands

-         Cayman Islands

-         United States of America

-         United States of America

-         United States of America

-         United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 007786106

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Lightspeed VII	—	—	—	—	—	—	0.0%
LGP VII	—	—	—	—	—	—	0.0%
LUGP VII	—	—	—	—	—	—	0.0%
Lightspeed VIII	—	—	—	—	—	—	0.0%
LGP VIII	—	—	—	—	—	—	0.0%
LUGP VIII	—	—	—	—	—	—	0.0%
Eggers (1)	29,021	29,021	—	29,021	—	29,021	0.1%
Mhatre	229,710	229,710	—	229,710	—	229,710	0.4%
Nieh	114,197	114,197	—	114,197	—	114,197	0.2%
Schaepe (2)	318,645	93,843	224,802	93,843	224,802	318,645	0.6%

(1)   Includes 29,021 shares held by Barry Eggers Revocable Trust dtd 6/4/2008.  Eggers serves as trustee of such entity, and accordingly exercises voting and dispositive power over the shares held by such entity.

(2)   Includes (a) 93,843 shares held by Schaepe and (b) 224,802 shares of Common Stock held of record by The Schaepe-Chiu Living Trust Dated November 5, 1997. Schaepe serves as co-trustee of The Schaepe-Chiu Living Trust Dated November 5, 1997, and accordingly shares voting and dispositive power over the shares held by such entity.

(3)   This percentage is calculated based upon 55,555,420 shares of Common Stock outstanding as of October 26, 2018 as indicated in the Issuer’s From 10-Q filed on October 31, 2018.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Aerohive Networks, Inc. is filed on behalf of each of us.

Dated: February 14, 2019

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe